June 14, 2019

J. Garrett Stevens
Chief Executive Officer
Perth Mint Physical Gold ETF
2 Hanson Place
Brooklyn, New York 11217

       Re: Perth Mint Physical Gold ETF
           Registration Statement on Form S-1
           Filed June 11, 2019
           File No. 333-232065

Dear Mr. Stevens:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sara von Althann at 202-551-3207 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities